

Mail Stop 4631

March 5, 2018

Via E-Mail
Mr. Jack D. Hightower
Chief Executive Officer
Pure Acquisition Corp.
c/o HighPeak Pure Acquisition, LLC
421 West 3rd Street, Suite 1000
Fort Worth, TX 761102

>   **Re: Pure Acquisition Corp.**
>   **Amendment 1 to Draft Registration Statement**
>   **Submitted February 21, 2018**
>   **CIK No. 0001726293**

Dear Mr. Hightower:

We reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please summarize the principal pricing provisions of the Option Agreement.

2. We note your response to comment 2 in our letter dated February 1, 2018. It does not appear as though you have addressed our request for an analysis as to whether HighPeak LP would be deemed to be engaged in the distribution of the issuer's securities as that term is defined in Securities Act Section 2(a)(11). Please also address whether HighPeak would be deemed an underwriter as that term is used in

Section 2(a)(11), and provide an analysis as to the effect this might have on the proposed registered resale of the securities subject to the Option Agreement.

Calculation of Registration Fee Table

3. Include by footnote or otherwise the information that you provided us in response to comment 3 in our February 1, 2018 letter.

Capitalization, page 53

4. Please amend your filing to provide the letter agreement that you referenced in response to comment 7 in our February 1, 2018 letter.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Senior Assistant Chief Accountant, at (202) 551-3854 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3395 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: Via E-mail
        Joe Dannenmaier, Esq.
        Amy Curtis, Esq.
        Thompson & Knight LLP